U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 10-SB

        GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS

                 Under Section 12(b) or 12(g) of
               The Securities Exchange Act of 1934

                FILM AND MUSIC ENTERTAINMENT, INC.
       ------------------------------------------------------
       (Exact name of registrant as specified in its charter)


          NEVADA                              01-0802-246
-------------------------------            -------------------
(State or other jurisdiction of             (I.R.S. Employer
incorporation or organization)             Identification No.)

5670 Wilshire Boulevard, Suite 1690, Los Angeles, California     90036
------------------------------------------------------------   ----------
(Address of registrant's principal executive offices)          (Zip Code)


                         (323) 904-5200
      ----------------------------------------------------
      (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:



Title of Each Class                        Name of Each Exchange on which
to be so Registered:                       Each Class is to be Registered:
--------------------                       -------------------------------

        None                                        Not Applicable

     Securities to be registered under Section 12(g) of the Act:

                   Common Stock, Par Value $.001
                   -----------------------------
                          (Title of Class)



                             Copies to:
                             ----------

                       Geoffrey T. Chalmers,
                         33 Broad Street
                         Boston, MA 02109
                          (617) 523-1960
                          (617) 227-3709

             Exhibit Index is specified on Page 22

                     FILM AND MUSIC ENTERTAINMENT,INC.

                            a Nevada corporation

                            Index to Form 10-SB

Item Number and Caption                                              Page
-----------------------                                              ----

1.    Description of Business                                          3

2.    Management's Discussion and Analysis of Financial
      Condition and Results of Operations                             12

3.    Description of Property                                         13

4.    Security Ownership of Certain Beneficial Owners and
      Management                                                      14

5.    Directors, Executive Officers, Promoters and Control
      Persons                                                         15

6.    Executive Compensation - Remuneration of Directors and
      Officers                                                        17

7.    Certain Relationships and Related Transactions                  17

8.    Description of Securities                                       17

PART II

1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters                   18

2.    Legal Proceedings                                               19

3.    Changes in and Disagreements with Accountants                   20

4.    Recent Sales of Unregistered Securities                         20

5.    Indemnification of Directors and Officers                       21

PART F/S

Financial Statements                                         F-1 through F-19

PART III

1.    Index to Exhibits                                               22

      Signatures                                                      23

                              PART I

Item 1. Description of Business.

Special Cautionary Notice Regarding Forward-Looking Statements.
--------------------------------------------------------------
Various matters discussed in this document and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements for purposes of the Securities Act and the Securities Exchange Act. These forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Film and Music Entertainment, Inc. (the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation:

*    The effects of future economic conditions;

* Governmental monetary and fiscal policies, as well as legislative and regulatory changes;

* The risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks;

* The effects of competition from other film producers operating in the Company's market area and elsewhere, including firms operating locally, regionally, nationally and internationally, together with such competitors offering services by mail, telephone, and computer and the Internet; and

* The failure of assumptions underlying the establishment of reserves for possible loan losses and estimations of values of collateral and various financial assets and liabilities.

All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.


Background of the Company. Film and Music Entertainment ("FAME"
--------------------------
or the "Company") is a Nevada Corporation listed on the Pink Sheets (FLME:PK). The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. and focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003 John Daly joined the Board and became President. Under his direction the Company re-focused on entertainment and changed its name to Film and Music Entertainment, Inc. The Company also acquired real estate and has developed its first feature film:
"The Aryan Couple" which was released in December, 2004 in two theaters for Academy consideration for the Oscar awards. Four additional features are in various stages of development.

In May, 2003 the Company announced stock swap agreements for the acquisition of two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. Among the assets acquired in these transactions were rights in real estate located in California and Arizona.
In connection with these transactions all previously granted options were extinguished unless exercised immediately and all previously issued convertible notes were converted to Common Stock and all stock held in Trusts was issued based on acceleration clauses. On completion of the transactions, the required conversions and accelerations, and based upon the amount of options actually exercised, the number of issued and outstanding shares rose from 24,403,050 to approximately 98,000,000. However, over 66,000,000 of the issued shares carry restrictions and have been placed in voting trusts to be "dripped out" over a four year period.

In November, 2003 we purchased all the outstanding stock of Miracle Productions Inc., ("Miracle") a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK) certain of the latter's current film production and distribution projects. After the acquisition Miracle Productions changed its name to Celebration Productions, Inc. The acquisition price was 20,000,000 shares of our Common Stock and ongoing royalties from the exploitation of Miracle's film assets. Mr. Daly became Chairman, President and CEO of FAME upon completion of the acquisition of Miracle. Miracle owed us $350,000 as part of the acquisition agreement. A balance of $188,615.71 remained unpaid in May, 2004 as well as an additional $14,258.12 relating
to a previous stock purchase by Miracle of FAME stock.   We
settled these obligations, receiving back 1,654,000 shares of FAME and a $50,000 note secured by 5,000,000 of the outstanding shares of FAME which had been issued to Miracle as part of the acquisition.

On May 4, 2004 we announced that we had concluded a $5 million private placement of our Common Stock to Lesteron Limited, a private investment firm located in the British Virgin Islands. Under the terms of the agreement Lesteron received 50,000,000 shares of our restricted Common Stock and nominated two members to the Board of Directors, the brothers Ilya and Arkady Golubovich.

Business of the Company.  We intend to become a leading
-----------------------
independent film and television production and distribution company. We believe that we are in a fast growing part of the business (see below) with the capability to develop a steady stream of good quality product and an opportunity to achieve some major success. We believe that we can increase the value of the Company's products for our shareholders and filmmaking partners by producing and distributing quality, cost effective films and associated entertainment at a reduced cost. We also intend to develop a film library for ongoing residual revenue. We plan to list our outstanding securities on NASDAQ or the AMEX in 2005.

Organization.    We have organized ourselves into three wholly-
------------
owned operating subsidiaries and three wholly-owned special purpose entities, as follows:

          COMPANY                        JURISDICTION            FUNCTION
          -------                        ------------            --------
Celebration Productions, Inc.                  CA        Film production

Celebration Pictures, Inc.                     CA        U.S. film distribution

Celebration International Pictures, Ltd.       BVI       Overseas film distribution

Myrob Properties, Inc.                         CA        Holds interests in
                                                         real estate

East Mojave Corporation                        NV        Holds interests in
                                                         real estate

Harder They Fall International, Ltd.           BVI       Holds rights to film


New Developments in the Entertainment Industry Favor Our Business.
-----------------------------------------------------------------
The entertainment industry is experiencing major market expansion along with major structural and technological change. Global revenues from traditional and new media are on the increase. Traditional sources of revenue from cinema and network television are now joined by a huge expansion in ancillary sales from cable, video, DVD, pay per view, video games, publishing and
merchandising.   Foreign revenues from the 70+ major markets for
a US produced film are often greater than US domestic revenues. The industry is still dominated by the majors, Warner, Universal, Paramount, Columbia/Sony, Fox/News Corp and MGM. These large companies cannot turn out enough profitable product to satisfy world demand.

According to the Motion Picture Association of America) ("MPAA")
473 films were released theatrically in the US in 2003, with a total box office gross of $9.49 billion. This was down 3% from 2002, which in turn was up 13.2% from 2001.

MPAA data says that the average cost of a feature film by a major studio is now $52 million. The generally accepted cost of a US theatrical release exceeds $30 million. By contrast the average cost of an independent film is $1.5 million to $4 million. Because of the lower production and distribution costs of an independent film, revenue from ancillary markets make it possible to recover these costs on a consistent and rapid basis. When the films are greatly successful, such as "My Big Fat Greek Wedding" with its $228 million US box office gross, the profit potential can be massive. The number of screens in the USA have increased
from 17,000 (1980) to 35,000 (2002).    With the World Wide
recognition of the direct and indirect benefits of film production more and more financial incentives are being offered by Cities, States and Governments to encourage film investment. While the general commercial trend has been to downsize a company's overhead and rely on subcontractors to provide key services, the majors still have large departments and overheads frequently causing their costs of distribution to match their production costs. Foreign distribution, exhibition and ancillary sales are still controlled in large part by local companies who are in need of product. Film production technology such as HD cameras is making the film making process and effects integration cheaper, while younger filmmakers are producing full feature films with quality actors for a fraction of the costs incurred by the majors. Finally it is the quality of the story, the actors, and the director linked to the entrepreneurial and production skills of the producer that make a good product.

Our Financing Strategy.  The Company intends to use outside
----------------------
financing wherever possible. Our management recognizes that this ability will allow the Company to attract higher quality independent projects.


Our Tactics can be summarized as follows:
-----------

  *    Hire high quality management and staff
  *    Provide incentive rewards based on success.
  * Keep overhead low by subcontracting to others work that does not involve creative supervision or financial control.
  * Seek higher quality, scripts that have high dramatic impact and are ready for production.
  * Scripts have or will attract strong directors, good cast and can be produced for a reasonable budget.
  * Keep production costs low by having talent share in both the risk and the profits.
  * Keep theatrical distribution costs under control by limited test releases before rolling out across America.
  * Maximize and control income and accountability by operating a foreign sales organization.
  * Encourage filmmakers to work with the Company by setting firm pre-production and financial guidelines and giving them creative freedom to make their project within the guidelines.
  *    Create a reputation for fair bookkeeping and reporting.
  * Build up an active library to generate ongoing recurring income.
  * Seek to expand the real estate portfolio in properties where appreciation is most likely and/or where above average returns are possible.
  * Invest excess funds in targeted entertainment related businesses which show promise for growth and cash flow to the Company.

Real Estate Investment. Our real estate portfolio is mainly land
----------------------
that is situated in areas subject to development and which we believe will appreciate significantly over the coming years. See below under "Description of Properties."

Script Development and Purchase. We primarily seek projects that
-------------------------------
are already developed and ready to be produced. However, we also enter into the development business. Scripts are submitted to the Company on a daily basis via directors, producers, actors, agents and managers. In general a production is at the highest point of risk in this stage of script development and preproduction finance. During the development phase scripts are completed and, subject to financial commitments for the cost of the film, producers and directors are attached, the principal cast is chosen and committed, locations chosen and initial production designs and outline budgets completed.

We believe that our experienced management can identify and enter into this development phase only for projects where there is a greater than 50% likelihood of success (i.e. the film is likely to be made and talent is attached or has expressed strong interest) and where commitments for any significant development cost are likely to be obtained from outside sources.

As development financier, our commitment usually allows us to be repaid our initial development costs on the first day of principal photography and gives us an ongoing share of the producer's net profits.

Our Chairman Mr. John Daly is the prime decision maker as to which projects are chosen and in working with the writers and directors on the script. Mr. Daly, along with our in-house staff of industry professionals , are responsible for overseeing the development phase and bringing the films to production. See below under "Management."

Projects in development include:
-------------------------------

"Calico Jack"       A modern "pirate" family action comedy
                    intended to appeal to the same audiences as "Pirates of the Caribbean." Anticipated budget $10 million. In pre-development.
                    Production planned for late 2005 - 2006. The
                    Company anticipates being co-producer and distributor.


Film Production. We commit to producing films that can be, or are
---------------
fully financed. Key to the decision making process is the quality of the script, director, the value of the cast, the actual production cost, the management skills of the producing team and the film's ability to make a meaningful profit to the Company.

We also factor in the ability to structure the film to qualify for "soft" tax and incentive investment. Before a film is "greenlighted" the production plans are meticulously reviewed, contingencies
prepared and detailed cost controls put in place.   We believe it is
the director's right in the first instance to realize his/her vision. However, our management reviews the dailies and is available for guidance if required. Our senior and experienced management and key consultants have "hands on" producing experience in over 100 films.


Films completed/in production/or being prepared for production

"Petersburg - Cannes Express"       Completed Spring, 2003. Budget
                                    $4 million. Released November,
                                    2003. The Company co-distributes
                                    and owns certain distribution
                                    rights.

"Tournament of Dreams"              Principal photography completed
                                    November, 2003.  Now in post
                                    production. Budget $1.7 million.
                                    The Company co-distributes and
                                    owns certain world-wide rights.

"The Aryan Couple"                  Principal photography completed
                                    June, 2004.  Limited Academy
                                    consideration release occurred
                                    in December, 2004 with further
                                    release continuing in 2005.
                                    Budget $6 million. The Company,
                                    through its wholly owned subsidiary
                                    Celebration International Pictures,
                                    Ltd, is Producer and Distributor.

"The Harder They Fall"              Sports action/drama/romance set
                                    against the background of US
                                    football and European rugby, slated
                                    for principal photography to
                                    commence in 2005.  Release planned,
                                    Spring, 2006.  Budget $12-15
                                    million (Company is currently
                                    Pre-Production Supervisor and
                                    Co-Distributor).

"Waking Up Dead"                    Documentary of a rock and roll
                                    drummer and the human toll of sex
                                    drugs and rock & Roll. Completed
                                    January 2005.  Subsidiary, Celebration
                                    Pictures, Inc. has world wide
                                    distribution rights.

Film Distribution.  We have our own distribution system, which
-----------------
can make copies of the master negative ("prints"), book theaters, place advertising, create publicity and collect revenues.
We will use our system to distribute films which we believe will succeed in US markets through a technique called
"platforming".

We make a limited release in selected theaters within several target markets. As positive reviews, word of mouth, and theater results build, we add additional markets as warranted. "My Big Fat Greek Wedding" achieved its $285,000,000 US theatrical gross this way over the course of a year. "Lost in Translation" did this recently, approaching $30,000,000 in box office receipts while never playing in more than 300 theaters at a time.

If the Company believes a film can be a mega-hit we may have the ability to team up with a major studio. The studio would then provide the costs of prints and advertising which can be $30 million or more on a nationwide release.

However, if we have concluded that a completed film will not succeed theatrically we may release the film directly to the ancillary market (i.e. video-DVD markets, foreign markets, television and/or cable). We may also arrange for the film to be sold territorially to may film markets outside the U.S.

On average, exhibitors (movie theaters) retain approximately 50% to 55% of the box office (i.e. 50%-55% of each ticket sold), with the balance going to the distributor ("Distributor's Gross").

Although distribution agreements can vary greatly, the most common formula for distribution is the "net proceeds arrangement", the distributor retains a Distributor Fee (see below), generally 12-30% of Distributor's Gross from film rentals (these are usually 45-50% of box-office gross). The distributor recoups the costs incurred in distributing the film from the remaining 70 - 88% percent of Distributor's Gross. The remainder, known as the "net proceeds," is then typically allocated to the producer, ("Producer's Gross") from which he must repay the cost of production, pay any amounts due to creative talent, and any third parties providing the production financing, with the balance representing profits.

Distributor Fees are a function of negotiated license rates:
below are typical rates:


                 Market                               Rate
                 ------                               ----

                 Domestic Theatrical                   20%
                 Domestic Video                        15%
                 Pay Cable                             20%
                 Television - Syndication              20%
                 Video Sell-Through                    15%
                 Foreign Theatrical                    20%

Industry executives recognize the life cycle of a movie and seek to generate revenues and profits at each stage. The first tier of film distribution normally commences with domestic theatrical release. The distributor will release a film into a particular market based on the depth of the perceived commercial appeal. Films with measurable broad or niche audience appeal will start at the top of the distribution hierarchy with theatrical release and are then followed by distribution to foreign theatrical and to the other non-theatrical and various home television markets.

The initial theatrical distribution lasts for up to four months,
sometimes six, depending  on the popularity of the film.   Films
are sometimes released in the major foreign markets at about the same time as the U.S. domestic release, but usually a time of six months should be anticipated.

Home video release, both domestic and foreign, is timed to start after the theatrical run is essentially over in each territory, typically two to six months after initial release.

A film becomes available for premium cable, pay-per-view, or satellite television usually six months after home video release in each territory.
This is generally eight months to one year from the initial release.

A film is usually available for broadcast television approximately two years after home video release in each territory.

Towards the end of a movie's theatrical release the film is usually made available for purchase to airlines and hotel pay-per-view can usually purchase the film.

Ancillary rights, such as music, literary or merchandising, are usually exploited during the initial theatrical run of the film.

A similar release schedule occurs for U.S. films in foreign markets. The time frame in the sequential release of a film is often compressed as the industry moves to accelerate the cash flows associated with each tier. In any case, most revenues are received within the first 18 months of a film's release with the vast majority of income received within the first five years of release.

Prints and Advertising ("P&A"). The "Prints" element of P&A is
------------------------------
the cost of prints, i.e. the making and shipping of the duplicates of the master negative to be shown in theatres. "Advertising" is the cost of advertising of the film in all forms of media, trailers, the marketing and the public relations campaign designed to increase the audience for the film. P&A is the last expenditure related to a release of a film, usually commencing 2-4 weeks prior to the theatrical release and continuing through the exhibition run. P&A expense is also normally recouped directly out of gross receipts prior to any reimbursement to the providers of funds for development and production of the film ("Negative Costs") and residuals and/or profit participations. According to MPAA total P&A costs for 2003 were $39 billion.

In 2003 the major studios averaged $63.8 million in production costs per release and $39.05 million for P&A. The Company estimates spending $1.5 million for a "platform" release of a picture on 50-150 screens in 2-3 major markets. P&A expenditures for a general release can be quite large, with typical costs for a release on 1500 screens running $10-15 million and for 2000-2500 screens running $20-25 million.

Film Sales. We have our own sales organizations: Celebration
----------
Pictures, Inc., which handles the domestic release and Celebration International Pictures, Ltd., which handles the international release. Other than in the US theatrical market, we will usually sell distribution rights to our films to distributors in specific territories for a set number of years.

There are over 70 major foreign territories in which we look to sell our films. Usually the foreign distributor will acquire the ancillary rights along with the theatrical rights, paying an advance which is recoupable from earnings. Unlike the situation in the 1970's and 80's, the norm today is to sell these rights after the film is made rather than selling the rights at a discount prior to production.

Foreign territories represent an increasingly important source of revenue for film entertainment produced in the U.S. English language productions continue to dominate the world market, both theatrically, due to the rapid construction of new screens in emerging markets, and in home video markets, due in some part to new copyright treaties.

Ancillary Sales. Entertainment industry professionals focus on
---------------
the success of a film at the box office to gauge audience response to a film. It is now an established industry tenet that the success of a theatrical release impacts the income derived from ancillary markets. The following are the principal ancillary markets for film entertainment.

*   Home Video/DVD Rental

*   Home Video/DVD "sell-through"

*   Pay-per-view, airlines, military, hotel

*   Subscription Television (Cable and Satellite)

*   Network Broadcast Television and Syndication

*   Soundtrack

*   Merchandising/Publishing

*   Internet/e-Commerce

Consumers are now spending more annually viewing films on videocassettes and DVDs than they are spending in theaters. According to a joint study by Nielson Research, Adams Media Research, Consumer Electronics Agency, DVD Entertainment Group and Ernst & Young estimated consumer spending on renting and buying DVDs alone in 2003 was approximately $11.6 billion vs. $9.36 billion spent at the box office. The video retail sales increase reflects the growth in VCRs to 90.8% of U.S households compared to 70.2% in 1990. DVD penetration in U.S. households increased to 46.2 million in 2003, up 203.% from the previous year. Sales of home entertainment systems by U.S. dealers have increased the sale and rental of DVDs to over 1 billion units in 2003, up from 729.9 million the previous year, a more than 50% increase, vs. a 39% decline in cassette sales-rentals

Each exhibition window competes for the highest quality film product with the greatest audience appeal to sustain and grow
their revenue  bases.   In this increasingly challenging and
competitive environment, broadcasters and distributors have given further emphasis to specialization, meeting the programming needs of niche audiences.

These ancillary markets afford the producer of film product and owners of film libraries an opportunity to earn revenue from several sources as the film progresses through its life cycle. With the introduction of new technologies as well as the convergence of broadcast media and computing technologies, new sources of ancillary income are expected to develop rapidly in the near term.

Product Placement. Product placement has become an increasingly
-----------------
important aspect of film production over the last few years. Although it is possible to sometimes offset some of the costs of production by selling the rights for a manufacturer to have its product featured in the film, the highest and best use of product placement is in its use for cooperative advertising and joint production (i.e. the "happy meal" toys at McDonalds featuring movie characters).

Merchandising. Selling products online and offline related to our
-------------
films, in addition to soundtracks, home videos and DVDs, will be a major thrust for the Company. We will attempt to exploit all merchandising opportunities, especially items that have particular appeal to the family market. Where ever possible merchandising elements will be written into every script (i.e. cars, clothing, toys, video games, novelty items, hair products and accessories, etc.).

Internet. Some independent filmmakers are attempting to turn the
--------
Internet into the world's largest art-house theater by offering movies on a pay-per-view basis over the Internet. MPAA reports that the number of households with Internet access is now 62.2 million compared to 55.4 million in 2002. The number of households with broadband access has increased to 21.7 million in 2003 from 15.9 million in 2002. Mobile Internet users increased to 2.4 million from 1.5 million in 2002. According to Paul Kagan Associates, Internet movie pay-per-view revenues are expected to grow from $300,000 in 1999 to $243 million in 2008..Driving this growth will be increased broadband delivery and the number of global streaming-media-player equipped Internet users. Due to the relatively cumbersome delivery and image quality problems associated with data compression the medium has yet to achieve its full potential. As these problems are resolved, utilization should accelerate.

We intend to place the Company in areas of future growth for the entertainment industry by identifying and establishing relationships with strategic partners who are providers of Internet and other innovative entertainment solutions.

Technology Development.  The Company owns certain video streaming
----------------------
technology developed before 2001. The Company will attempt to apply this technology to derive value from it in the context of the Company's new emphasis on film and other media productions
We have developed and own all the rights to F.E.L.I.X., a high quality video streaming system that requires no download and no buffer. F.E.L.I.X. enables a server to send, and enables a client to retrieve, real-time video and audio over the Internet. It uses a highly efficient algorithm to significantly improve low-bandwidth video transmission. We have licensed our F.E.L.I.X. streaming video technologies to Western Media Group Corporation for its use for all US Medical related usages.

We have also developed the Afterburner Web Server, a high capacity; high efficiency server owned by us which boasts maximum performance and reliability. Afterburner can economically increase web hosting capacity, web access speed, reduce bandwidth requirements, and prevent server crashes during peak demand.


Risk Factors.
------------

Competition in the Film Industry.   The business in which
--------------------------------
we engage is significantly competitive. Each of our primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources than us. We compete for relationships with a limited supply of facilities and talented creative personnel to produce our films. We will compete with major motion picture studios, such as Warner Brothers and The Walt Disney Company, for the services of writers, actors and other creative personnel and specialized production facilities. We also anticipate that we will compete with a large number of United States-based and international distributors of independent films, including divisions of The Walt Disney Company, Warner Brothers, Fox and Sony in the production of films expected to appeal to international audiences. More generally, we anticipate we will compete with various other leisure-time activities, such as home videos, movie theaters, personal computers and other alternative sources of entertainment.

The production and distribution of theatrical productions, television animation, videocassettes and video disks are significantly competitive businesses, as they compete with each other, in addition to other forms of entertainment and leisure activities, including video games and on-line services, such as the Internet. There is also active competition among all production companies in these industries for services of producers, directors, actors and others and for the acquisition of literary properties. The increased number of theatrical films released in the United States has resulted in increased competition for theater space and audience attention. Revenues for film entertainment products depend in part on general economic conditions, but the competitive situation of a producer of films is still greatly affected by the quality of, and public response to, the entertainment product that the producer makes available to the marketplace.

There is strong competition throughout the home video industry, both from home video subsidiaries of several major motion picture studios and from independent companies, as well as from new film viewing opportunities such as pay-per-view.

We also anticipate competing with several major film studios such as Paramount Communications, MCA/Universal, Sony Pictures Entertainment, Twentieth Century Fox; Time Warner; and MGM/UA Inc., which are dominant in the motion picture industry, in addition to numerous independent motion picture and television production companies, television networks and pay television systems, for the acquisition of literary properties, the services of performing artists, directors, producers, other creative and technical personnel, and production financing.

We believe that a production's theatrical success is dependent upon general public acceptance, marketing, advertising and the quality of the production. Our productions compete with numerous independent and foreign productions, in addition to productions produced and distributed by a number of major domestic companies, many of which are divisions of conglomerate corporations with assets and resources substantially greater than that of ours. Our management believes that in recent years there has been an increase in competition in virtually all facets of our business. The growth of pay-per-view television and the use of home video products may have an effect upon theater attendance and non-theatrical motion picture distribution. As we may distribute productions to all of these markets, it is not possible to determine how our business will be affected by the developments, and accordingly, the resultant impact on our financial statements.

In the distribution of motion pictures, there is very active competition to obtain bookings of pictures in theaters and television networks and stations throughout the world. A number of major motion picture companies have acquired motion picture theaters. Such acquisitions may have an adverse effect on our distribution endeavors and our ability to book certain theaters which, due to their prestige, size and quality of facilities, are deemed to be especially desirable for motion picture bookings. In addition, our ability to compete in certain foreign territories with either film or television product is affected by local restrictions and quotas. In certain countries, local governments require that a minimum percentage of locally produced productions be broadcast, thereby further reducing available time for exhibition of our productions. There can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas.

Additional or more restrictive quotas or stringent enforcement of existing quotas could materially and adversely affect our business by limiting our ability to fully exploit our productions internationally.

Financing Uncertainties. To achieve and maintain competitiveness,
-----------------------
we may be required to raise substantial funds. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors.
We anticipate that we may need to raise additional capital to develop, promote and distribute our films. Such additional capital may be raised through public or private financing as well as borrowings and other sources. There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish.

Internet Competition. The Internet market is new, rapidly
--------------------
evolving and intensely competitive. We believe that the principal competitive factors in maintaining an Internet business are selection, convenience of download and other features, price, speed and accessibility, customer service, quality of image and site content, and reliability and speed of fulfillment. Many potential competitors have longer operating histories, more customers, greater brand recognition, and significantly greater financial, marketing and other resources. In addition, larger, well-established and well-financed entities may acquire, invest in, or form joint ventures as the Internet, and e-commerce in general, become more widely accepted. Although we believe that the diverse segments of the Internet market will provide opportunities for more than one supplier of productions similar to ours, it is possible that a single supplier may dominate one or more market segments. We also have significant competition from online websites in international markets, including competition from US-based competitors in addition to online companies that are already well established in those foreign markets. Many of our existing competitors, in addition to a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do.

Technological Changes.  We believe that our future success will
---------------------
be substantially affected by continued growth in the use of the Internet. E-commerce and the distribution of goods and services over the Internet is relatively new, and predicting the extent of further growth, if any, is difficult. There can be no assurance that communication or commerce over the Internet will increase or that extensive content will continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network system, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and use, the Internet infrastructure may not be able to support the demands placed upon it by such potential growth. The performance and reliability of the Internet may be adversely affected by this continued growth. The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available using cable modems or other technologies, we may be required to make significant changes to the design and content of our productions in order to
compete effectively.   Our failure to adapt to these or any other
technological developments effectively could adversely affect our business, operating results, and financial condition.

Compliance with Government Regulation of the Film Industry.  The
-----------------------------------------------------------
following does not purport to be a summary of all present and proposed federal, state and local regulations and legislation relating to the production and distribution of film entertainment and related products; rather, the following attempts to identify those aspects that could affect our business. Also, other existing legislation and regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could affect, in various manners, the methods in which the industries involved in film entertainment operate.

Audiovisual works such as motion pictures and television programs are not included in the terms of the General Agreement on Tariffs and Trade. As a result, many countries, including members of the European Union, are able to enforce quotas that restrict the number of United States produced feature films which may be distributed in such countries. Although the quotas generally apply only to television programming and not to theatrical exhibitions of motion pictures, there can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that existing quotas will not be more strictly enforced. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially or adversely limit our ability to exploit our productions completely.

Voluntary industry embargos or United States government
trade sanctions to combat piracy, if enacted, could impact the amount of revenue that we realize from the international exploitation of our productions. The Motion Picture Industry, including us, may continue to lose an indeterminate amount of revenue as a result of motion picture piracy. The Code and Ratings Administration of the Motion Picture Association of America assigns ratings indicating age group suitably for the theatrical distribution for motion pictures. United States television stations and networks, in addition to foreign governments, impose additional restrictions on the content of motion pictures which may restrict, in whole or in part,
theatrical or  television   exhibitions   in  particular
territories. Congress and the Federal Trade Commission are considering, and in the future may adopt, new laws, regulations and policies regarding a wide variety of matters that may affect, directly or indirectly, the operation, ownership and profitably of our business.


Item 2. Management's Discussion and Analysis of Financial
        Condition and Results of Operations.
        --------------------------------------------------

Results of Operations.  We have received minimum revenue from
---------------------
operations to date. We believe that the main sources of our revenue will be revenues from domestic and foreign theatrical distribution, DVD and home video, pay-per-view, pay cable and basic cable distribution and free broadcast television.

Our assets are reasonably liquid with a substantial majority consisting of cash and cash equivalents, and investment securities. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to production and distribution schedules, sales revenues, customer demand, seasonal, economic and market conditions. Our total net assets at September 30, 2004 were $5,754,971 compared to $976,664 at December 31, 2003.

To date we have financed our operations through the private placement of equity securities. On May 4, 2004 we completed a private placement of 50,000,000 shares of our Common Stock for a total consideration of $5,000,000. We have not employed any significant leverage or debt.

We believe that our capital structure is adequate for our current operations. We continually review our overall capital and funding needs to ensure that our capital base can support the estimated needs of the business. These reviews take into account current business needs as well as the Company's future capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, we believe that we will continue to increase our net capital by the proceeds of private sales of our securities.
For more information on the cash flows of the Company, please see the statement of cash flows included in the Company's financial statements appearing elsewhere herein.


Item 3.  Description of Property.
         -----------------------

The Company's Facilities. At this time, the Company occupies
------------------------
approximately 4,200 square feet of leased office space at 5670 Wilshire Boulevard, Suite 1690, Los Angeles, California 90035. The lease is at a rate of $7,558 per month plus utilities and expires March 1, 2006.

We own significant real estate holdings. We will continue to expand our real estate holdings in properties where substantial appreciation and cash flow are likely.

The table below summarizes our property ownership:


   CURRENT
OWNED PROPERTY                OWNERSHIP           COMPANY NAME             APPROX. LIENS
--------------                ---------           ------------             -------------
1120 Acres land               100% fee simple     Myrob Properties Inc.    $337,000 1st
San Bernardino County, CA                         to FAME

320 acres land                100% fee simple     East Mojave Corporation  $20,000 1st
San Bernardino County, CA                         to FAME

On November 16, 2004 the Company settled a dispute with a stockholder whereby the stockholder agreed to surrender to the Company 13,500,000 shares of the Company's Common Stock owned by the stockholder and the Company agreed to give up the rights it had in certain real estate located in Riverside, California that the Company had recorded on its books at $180,000.

On February 3, 2005 the Company settled a dispute with a Stockholder whereby the stockholder agreed to surrender to the Company 15,750,000 shares of the Company's Common Stock owned by the shareholder and the Company agreed to give up the rights it had in a hypothecated money interest in certain real estate in Cochise County, Arizona that the Company had entered on its books at $264,000.

Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
        ---------------------------------------------------

The following table sets forth the record ownership of our Common
Stock (the Company's only class of stock entitled to vote on general corporate matters) as to each person or entity who owns more than five percent (5%) of the outstanding shares:

      NAME & ADDRESS              SHARES OWNED           ISSUED SHARES
      --------------              ------------           -------------
      Michael J. Meyer            10,125,000 shares*        (8.09%)
                                  7,875,000 options*

      John Daly, Chairman,        6,895,187 shares*         (5.51%)
        President, CEO            65,150,000 options*

                                  1,451,358 shares**        (1.16%)


      Lesteron,Ltd.               50,000,000 shares*        (39.93%)

      Miracle Entertainment, Inc. 14,500,000 shares*        (11.58%)

      Lawrence S. Lotman          4,200,000 shares*         (3.35%)
                                  2,800,000 options*


* Some shares are held in a voting trust. Several trusts were established in 2003 and 2004 with Lance Bogart, CPA of Los Angeles, CA as trustee. It requires that the individuals and entities who have contributed to the trust deposit all securities acquired by them (other than shares acquired before the trust was established and shares released from the trust), including options and rights, with the trustee. It requires that they agree that the trust as owner of the shares allocable to each beneficiary shall vote them in favor of Directors designated by that beneficiary.. It also contains a "drip out" provision allowing each beneficiary a "drip out of 12.5% each 6 months of the securities held for the benefit of that beneficiary for sale or other disposition. Currently 1,800,000 shares and 83,657,000 options are held in the trusts.

** Held through Red Giants Productions, Inc., a corporation of which John Daly is the major stockholder.


The following table sets forth the record ownership of our Common
Stock (the Company's only class of stock entitled to vote on general corporate matters) as to (i) each director, (ii) each officer and (iii) all directors and officers as a group.

                                15

NAME & TITLE                SHARES OWNED         PERCENT OF CLASS
------------                ------------         ----------------
John Daly, Chairman,         6,895,187 shares*        (5.51%)
  President, CEO
                             1,451,358 shares**       (1.16%)

Lawrence S. Lotman,
  VP Finance/Secretary       4,200,000 shares         (3.35%)

All Officers and Directors
As a Group (4 in number)    12,546,545 shares         (10.02%)

*   Held in a voting trust
** Held through Red Giant Productions, Inc., a corporation of which John Daly is the majority stockholder.


The Board of Directors has authorized the issuance of options expiring May 30, 2013 and October 31 2013 respectively to purchase an aggregate of 86,600,000 shares of the Company's
Common Stock as follows:

                                           EXERCISE
      DATE          NO OF SHARES        PRICE PER SHARE
      ----          ------------        ---------------
     5/21/03         28,600,000              $.005
     10/31/03        58,000,000              $.01

The options are all for a 10-year period They are intended to be "nonqualified" stock options under the Internal Revenue Code. The options and the underlying shares of Common Stock are subject to restrictions on transfer. To date options have been exercised as follows:


                                          AGGREGATE
     PERIOD         NO. OF SHARES       EXERCISE PRICE
     ------         -------------       --------------
     2003             3,575,000              $.005
     2004                62,500              $.01
     2004             4,900,000              $.005


Item 5:   Directors, Officers, Promoters and Control Persons
          --------------------------------------------------

Set forth below is information regarding our directors and executive officers. There are no promoters. All directors and executive officers are elected annually and serve under the By-laws of the Company until the next election of Directors and until their successors are duly elected and qualify. The current Directors and Officers as of September 30, 2004 are as follows:

   NAME                AGE       POSITION                          TERM
   ----                ---       --------                          ----
John Daly              67        Chairman, CEO and President       2005
Lawrence Lotman        57        Secretary/Director, VP Finance    2005
Ilya Golubovich        20        Director                          2005
Arkadiy Golubovich     17        Director                          2005

No director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in certain legal proceedings including:

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to the date hereof;

(2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and minor offenses);

(3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

All directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

Key Personnel
-------------

John Daly, has been President since May, 2003 and Chairman and
---------
CEO since November, 2003. His companies have produced films that have achieved 21 academy award nominations and received 13 Oscars, including the unprecedented back-to-back Best Picture Oscars in 1986 and 1987 for "Platoon" and "The Last Emperor". Mr. Daly has been involved in the Film industry since forming Hemdale Film Corporation with actor David Hemmings in 1967. That company rapidly became one of the leading film packagers, financiers, distributors and producers of independent motion pictures in the late Sixties and Seventies. He has worked with dozens of Hollywood legends, including James Cameron, Oliver Stone, Bernardo Bertolucci, Mick Jackson, Robert Altman and John Schlesinger. Mr. Daly's Films have grossed in excess of $1.5 Billion.

Lawrence Lotman has been Secretary/Director since February, 2000
---------------
and VP Finance since October, 2003. He has a Masters degree and two years post-masters studies in International Law, Economics and Diplomacy from The Fletcher School of Law and Diplomacy
(1970) and his BA with High Honors in Political Science from The University of the Pacific (1969). Mr. Lotman has been a senior executive with both public and private companies including Levi Strauss (1978-79), Interco (1979-80) and Team Equity Mortgage (1992-97). He has also been a consultant for over fifteen years to individuals and companies in many different industries including both the Music and Film Industries. Most recently he has been an advisor to a number of independent record labels and to Rueben Cannon Productions. He previously sat on the Board of Advisors of the non-profit Performers Skills Centre of Glendale California.

Ilya Golubovich: Director since March, 2004, and nominee of
---------------
Lesteron, Ltd. was formerly with the Energy Department of the London Office of Louis Dreyfus and with the Siberian Internet Company at both their Novosibirsk and Moscow offices. He received his International Baccalaureate Diploma from the Moscow Economic School where he had previously earned his "Silver Medal" State Diploma. Mr. Golubovich currently attends Stanford University where he is following a course of study in Management Science and Industrial Engineering.

Arcadiy Golubovich: Director since March, 2004, and nominee of
------------------
Lesteron, Ltd. He is an accomplished actor who has appeared on Russian television and played Martin Landau's nephew in the "Aryan Couple". He is currently pursuing his International Baccalaureate Diploma from the Moscow Economic School.

Tim Shiner, General Administrator since March, 2004 has worked in
----------
the entertainment industry since attending Kent State University (1986-89) and Wright State University (1990-92) He has extensive experience with theatre companies both on and off stage and has spent the last two years with Miracle Entertainment in its Film distribution sales and marketing department.

William "Randy" Slaughter, Chief Distributor Consultant since
-------------------------
2003 is one of the most accomplished veterans in Independent Films. With over 30 years as an executive in the industry, his clients have included Artisan Entertainment, Beyond Films, Capella International, Capitol Films, Corolco Pictures, Miramax, New Line Cinema, Rank Film Distributors, Ltd., Rysher Entertainment, Summit Entertainment and Trimark Entertainment. Through his decades in the industry and especially those in the distribution of independent filmmakers, he has established a large network of professional contacts which are crucial to success in film distribution. Mr. Slaughter acts as a consultant to the Company.

Item 6. Executive Compensation - Remuneration of Directors and
        Officers.
        ------------------------------------------------------

The following table sets forth the current compensation of (i) the Company's Chief Executive Officer, (ii) the Company's two most highly compensated executive officers other than the CEO and
(iii) persons, if any, who would be included except that they were not serving as of December 31, 2003:

                      SUMMARY COMPENSATION TABLE
                      --------------------------

        NAME AND TITLE                YEAR          SALARY
        --------------                ----          ------

        John Daly, President          2004          $104,000
        Lawrence Lotman, Secretary    2004          $ 52,000


All the above executives were employed on a full-time basis and there are conflicts in the performance of their duties. It is customary in the film industry for officers and directors of film distribution companies to receive compensation as producers, directors or providers of other creative services in connection with film production in which the Company has an interest. The Company's policies require that this compensation be disclosed to the Board of Directors and, where material, disclosed in the Company's communications with the public.

Receipt of Compensation Regardless of Profitability. The
---------------------------------------------------
officers, directors and employees of the Company may be entitled to receive significant compensation, payments and reimbursements regardless of whether the Company operates at a profit or a loss. Any compensation received by the officers, directors and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Remuneration of Directors.  No compensation has been paid to any
-------------------------
of the directors of the Company for their services as directors.


Item 7. Certain Relationships and Related Transactions.
        ----------------------------------------------

Transactions with Promoters. There were no transactions with
---------------------------
promoters.

Related Party Transactions.  John Daly receives compensation as
--------------------------
Producer-Director of "The Aryan Couple," a film which the Company has invested and has an interest. He is also a major owner of Red Giants Productions, Inc., which is co-owner of the copyrights to the film and a participant in the profits. He is also co-writer of "Harder They Fall." Arkadiy Golubovich is a film actor and received compensation for his role in "The Aryan Couple."

Employment Contracts.  The Company has entered into 5-year
--------------------
employment contracts with John Daly (May 23, 2003 and as of July 1, 2004 through Red Giant Productions, Inc. and Lawrence Lotman (May, 23, 2003). As of July 1, 2004, Mr. Daly receives a salary through a loan out agreement with Red Giants Productions, Inc. of $104,000. Mr. Lotman receives a salary of $52,000. Both executives are entitled to health benefits.


Item 8. Description of Securities.
        -------------------------

The Company is authorized to issue 250,000,000 shares of $.001 par value Common Stock. Currently 125,220,398 shares of the Company's Common Stock are issued and outstanding to over 200 shareholders plus Depository Trust Company.

Common Stock. The holders of the Company's Common Stock are
------------
entitled to one vote for each share held of record on all matters to be voted on by those shareholders. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's Common Stock. Holders of shares of the Company's Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's Common Stock.

Non-Cumulative Voting.  The holders of shares of Common Stock of
---------------------
the Company do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding Common Stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining Common Stock of the Company may not be able to elect any of the Company's directors.

Registration Rights.  Existing holders of shares of the
--------------------
Company's Common Stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

Dividends. The payment by the Company of dividends, if any, in
---------
the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend upon, among other things, the Company's earnings, the Company's capital requirements, and the Company's financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of Common Stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available therefore. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.


                             PART II

Item 1. Market Price of and Dividends on the Registrant's Common
        Equity and Related Stockholder Matters.
        --------------------------------------------------------

The Company's Common Stock participates on the National
Quotation Bureau's Pink Sheets, an electronic quotation medium for securities traded outside of the NASDAQ Stock Market, under the trading symbol "FLME:PK" until the Company's Registration Statement on Form 10-SB has cleared comments with the Securities and Exchange Commission.

As of December 31, 2004, there were no warrants to purchase Common Stock outstanding. There have been no cash dividends declared on the Company's Common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

Penny Stock Regulation.   The Commission has adopted rules
----------------------
that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which
(i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws;
(iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.


Item 2. Legal Proceedings.
        -----------------

The Company is not aware of any pending litigation nor does it have any reason to believe that any such litigation exists, except as follows:

Miracle Entertainment, Inc. et. al v. Filmstar Releasing
--------------------------------------------------------
Corporation et. al., Los Angeles Superior Court, Case No.
-------------------
BC302233. This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

It alleged that the funds had been raised and provided to the plaintiffs and counterclaim defendants, who had unlawfully diverted them to their own use and failed to produce the promised films. Both the complaint and the counter-claim demand approximately $8 million in damages.

The Company never had a contractual relationship with any of the cross-complainants and asserts that no facts exist to support any cause of action asserted by cross-complainants. The Company moved to dismiss the cross-complaint and moved to strike all references to punitive damages. The dismissal was granted by the Court with leave to amend. The Court also sustained the dismissal without leave to amend as to the civil conspiracy cause of action.

On or about November 1, 2004, Filmstar, Denise Gentile and Jon Gentile filed a second amended cross-complaint alleging the same causes of action as before. Again the Company moved to dismiss and filed a motion to strike punitive damages claims. The hearing is set for January 3, 2005.

The parties are now engaged in pre-trial discovery.   The Court
sent the case to mediation to be completed by March 2005. The post-mediation conference is set for March 3, 2005. The final status conference is set for May 13, 2005; trial-May 23, 2005.

Carol Lefko v. Film and Music Entertainment, Inc., Celebration
-------------------------------------------------------------
Pictures,Inc., John Daly and Peter Beale, Los Angeles Superior
----------------------------------------
Court, Case No. BC318753. This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. The plaintiff alleges that she performed the services but was not paid and is owed $12,000 for breach of contract plus $60,000 for "waiting time." The defendants have answered denying any liability, that no contract existed and that no services could have been rendered to the Company since the film never went into pre-production. The Company is informed and believes that Kevin Lewis and Peter Beale, in their individual capacity, were to be co-producers of the film "Host." Mr. Lewis was also to be the director of the film and that any agreement with plaintiff is between plaintiff and Mr. Lewis. The Company maintains that no contract exists between

Ms. Lefko and either FAME or Celebration or both. The Company maintains that Ms. Lefko has never been employed by any of these entities, as indicated by Company records and that neither the Company nor Celebration Pictures, Inc. ever hired any casting director.

All the Defendants except Beale filed their general denial with affirmative defenses on September 1, 2004. Film And Music responded to plaintiff's first set of written discovery. The Court ordered the case into mediation to be completed by February 28, 2005. The post-mediation date is March 4, 2005. The final status conference is set for July 5, 2005; trial - July 13, 2005.


Item 3. Changes in and Disagreements with Accountants.
        ---------------------------------------------

There are no changes in or disagreement with accountants.


Item 4. Recent Sales of Unregistered Securities.
        ---------------------------------------

Since January 1, 2001 and prior to January 1, 2003 there have
been no sales of unregistered securities   which would be
required to be disclosed pursuant to Item 701 of Regulation S-B.

In 2003 the Company issued an aggregate of 74,927,348 shares of Common Stock at an aggregate price of $.01 per share. The transactions underlying the issuance of these shares are described in more detail elsewhere. All these shares were issued in private securities transactions as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of
Section 4(2) of the Act and unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The issuances can be summarized as follows:

Services                                             7,078,689
Conversion of Notes Payable                          1,347,364
Payment of Accrued Interest and Financing Costs        544,120
Conversion of Accounts Payable                       3,235,000
Acquisition of Real Estate                          36,000,000
Exercise of Options                                  6,575,000
Acquisition of Celebration Productions, Inc.        18,347,175
Film Costs                                           1,800,000


On or about March 4, 2004, the Company issued 50,000,000 shares of its $.001 par value common stock for $.001 per share. The shares were issued as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. The shares are unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The shares were issued to Lesteron, Ltd., a BVI corporation for $ 5,000,000 cash. Certificates for the shares bear a restrictive legend prohibiting transfer without an opinion of counsel satisfactory to the Company that registration for public sale under the Securities Act of 1933 is not required.

In addition, in 2004 the Company issued an aggregate of 5,033,000 restricted shares in the exercise of options and 90,000 shares for services rendered at a price of $.01 per share.

Item 5. Indemnification of Directors and Officers.
        -----------------------------------------

Limitation on Liability of Officers and Directors of the Company.
Section 78.7502 of the Nevada General Corporation Law permits the Company to eliminate or limit the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Article VII of the By-Laws of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

The Company anticipates that it will enter into indemnification agreements as part of its employment contracts similar to those contained in its existing agreements with Messrs. Daly and Lotman.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF
1933 AND IS, THEREFORE, UNENFORCEABLE.


                             PART F/S

Copies of the financial statements specified in Regulation
228.310 (Item 310) are filed with this Registration Statement,
Amendment No. 2 to Form 10-SB.

(a)  Index to Financial Statements.                          Page
                                                             ----
     Independent Auditors' Report:

     Report of Independent Registered Public Accounting
     Firm                                                    F-1

Financial Statements:

    Consolidated Balance Sheet as of December 31, 2003
    and September 30, 2004 (unaudited)                       F-2

    Consolidated Statements of Operations for the years
    ended December 31, 2003 and 2002 and the nine
    months ended September 30, 2004 and 2003 (unaudited)     F-3

    Consolidated Statement of Stockholders' Equity
    for the years ended December 31, 2003 and 2002 and
    the nine months ended September 30, 2004 (unaudited)     F-4

    Consolidated Statements of Cash Flows for the years
    ended December 31, 2003 and 2002 and the nine
    months ended September 30, 2004 and 2003 (unaudited)     F-5

    Notes to Consolidated Financial Statements               F-7

       Film and Music Entertainment, Inc. and Subsidiaries
                Consolidated Financial Statements
             Years Ended December 31, 2003 and 2002
    And Nine Month Periods Ended September 30, 2004 and 2003
                           (unaudited)





                            Contents


                                                                   Page
                                                                   ----

Independent Auditors' Report:
  Report of Independent Registered Public Accounting Firm           F-1

Financial Statements:

    Consolidated Balance Sheet as of December 31, 2003
      and September 30, 2004 (unaudited)                            F-2

    Consolidated Statements of Operations for the years ended
      December 31, 2003 and 2002 and the nine month periods
      ended September 30, 2004 and 2003 (unaudited)                 F-3

    Consolidated Statement of Stockholders' Equity for
      the years ended December 31, 2003 and 2002 and the
      nine month periods ended September 30, 2004 (unaudited)       F-4

    Consolidated Statements of Cash Flows for the years ended
      December 31, 2003 and 2002 and the nine month periods
      ended September 30, 2004 and 2003 (unaudited)                 F-5

    Notes to Consolidated Financial Statements                      F-7

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Film and Music Entertainment, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Film and Music Entertainment, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two year periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Film and Music Entertainment, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for each of the two year periods then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Kabani & Company, Inc.
Certified Public Accountants

Huntington Beach, California
January 12, 2005

          Film and Music Entertainment, Inc. and Subsidiaries
                      Consolidated Balance Sheets


                                                          December       September
                                                          31, 2003       30, 2004
                                                         ----------     -----------
                                                                        (unaudited)
                    ASSETS

CURRENT ASSETS
  Cash and cash equivalents                           $     112,079  $    4,184,632
  Restricted cash                                              -             40,518
  Loan receivable from Miracle Entertainment, Inc.,
    current portion                                          66,347          25,000
  Other current assets (including amounts due from
    related party of$0 and $6,926 (unaudited))                 -             23,891
                                                         ----------      ----------
TOTAL CURRENT ASSETS                                        178,426       4,274,041
                                                         ----------      ----------


PROPERTY AND EQUIPMENT, net of accumulated
  depreciation of $92 and $3,861 (unaudited)                  3,238          41,534
LOAN RECEIVABLE FROM MIRACLE
  ENTERTAINMENT, INC.,  net of current portion                 -             25,000
REAL ESTATE INVESTMENTS                                     720,000       1,093,011
FILM COSTS                                                   75,000         272,476
INVESTMENT IN SMS MUSICMAKER LTD                               -             48,909
                                                         ----------     -----------
TOTAL ASSETS                                          $     976,664  $    5,754,971
                                                         ==========     ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                    $      48,665  $       67,469
  Accrued expenses (including amounts due from
    related Party of $4,868 and $2,848 (unaudited))          50,796          96,810
                                                         ----------     -----------
TOTAL CURRENT LIABILITIES                                    99,461         164,279
                                                         ----------     -----------

PROFIT PARTICIPATION OBLIGATIONS                             75,000         300,000

COMMITMENT AND CONTINGENCIES (Note 7)                          -               -

STOCKHOLDER'S EQUITY
  Common stock, $0.001 par value; 250,000,000
    shares authorized; 99,355,398 and
    151,957,898 shares issued and outstanding                99,356         151,958
  Additional paid-in capital                             17,035,831      21,988,779
  Accumulated deficit                                   (16,332,984)    (16,850,045)

TOTAL STOCKHOLDERS' EQUITY                                  802,203       5,290,692
                                                         ----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $     976,664   $   5,454,971
                                                         ==========     ===========

            The accompanying notes are an integral part of these
                    consolidated financial statements.

            Film and Music Entertainment, Inc. and Subsidiaries

                   Consolidated Statements of Operations

                                                      Years Ended             Nine Month Periods Ended
                                              ---------------------------   -----------------------------
                                                December       December       September       September
                                                31, 2003       31, 2002       30, 2004        30, 2003
                                              ------------   ------------   -------------   -------------
                                                                             (unaudited)     (unaudited)
REVENUE                                       $       -      $       -      $        -      $        -

OPERATING EXPENSES
  Production costs                                   7,500           -              6,000            -
  Advertising costs                                  5,360           -              8,937            -
  Compensation expense                          10,475,130           -            206,814            -
  Consulting expense                             1,860,124           -             28,920            -
  General and administrative expenses              295,454             56         289,560         126,187
                                              ------------   ------------   -------------   -------------
TOTAL OPERATING EXPENSES                        12,643,568             56         540,231         126,187
                                              ------------   ------------   -------------   -------------
LOSS FROM OPERATIONS                           (12,643,568)           (56)       (540,231)       (126,187)
                                              ------------   ------------   -------------   -------------
OTHER INCOME (EXPENSE)
  Other income                                      20,000           -             10,000            -
  Interest income                                     -              -             13,170            -
  Interest expense and financing costs             (15,908)       (23,072)           -            (15,908)
  Gain on extinguishment of debt                    12,541           -               -             12,541
                                              ------------   ------------   -------------   -------------
TOTAL OTHER INCOME (EXPENSE)                        16,633        (23,072)         23,170          (3,367)
                                              ------------   ------------   -------------   -------------
LOSS BEFORE PROVISION FOR INCOME TAXES         (12,626,935)       (23,128)       (517,061)       (129,554)

PROVISION FOR INCOME TAXES                            -              -               -               -
                                              ------------   ------------   -------------   -------------
NET LOSS                                      $(12,626,935)  $    (23,128)  $    (517,061)  $    (129,554)
                                              ============   ============   =============   =============

NET LOSS PER SHARE - BASIC AND DILUTED        $      (0.22)  $      (0.00)  $       (0.00)  $       (0.00)
                                              ============   ============   =============   =============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
  AND DILUTED                                   56,534,610     24,428,050     128,322,141      45,112,450
                                              ============   ============   =============   =============



            The accompanying notes are an integral part of these
                    consolidated financial statements.

          Film and Music Entertainment, Inc. and Subsidiaries

        Consolidated Statement of Stockholders' Equity (Deficit)


                                                                Additional                          Total
                                            Common Stock          Paid-in      Accumulated      Stockholders'
                                         Shares      Amount       Capital     Deficit Equity      (Deficit)
                                      -----------  ---------   ------------   --------------    -------------
Balance, December 31, 2001             24,428,050  $  24,428   $    333,655   $  (1,148,808)    $    (790,725)

Net loss                                     -          -              -            (23,128)          (23,128)
                                      -----------  ---------   ------------   --------------    -------------
Balance, December 31, 2002             24,428,050     24,428        333,655      (1,171,936)         (813,853)

Issuance of common stock for:
  Services                              7,078,689      7,079        109,505                           116,584
  Conversion of notes payable and
    convertible debentures              1,347,364      1,348        270,087                           271,435
  Conversion of accrued interest
    and financing costs                   544,120        544         72,107                            72,651
  Conversion of accounts payable        3,235,000      3,235        386,206                           389,441
  Real estate                          36,000,000     36,000        684,000                           720,000
  Exercise of options                   6,575,000      6,575         25,213                            31,788
  Celebration Productions, Inc.
    subsidiary                         18,347,175     18,347      2,733,729      (2,534,113)          217,963
  Film costs                            1,800,000      1,800         73,200                            75,000

Fair value of options issued to
  consultants                           1,872,999                                                   1,872,999
Intrinsic value of options issued
  to employees                         10,475,130                                                  10,475,130
Net loss                                     -          -              -        (12,626,935)      (12,626,935)
                                      -----------  ---------   ------------   -------------     -------------
Balance, December 31, 2003             99,355,398     99,356     17,035,831     (16,332,984)          802,203

Issuance of common stock for:
  Cash (unaudited)                     50,000,000     50,000      4,950,000                         5,000,000
  Exercise of options (unaudited)       2,512,500      2,512           (662)                            1,850
  Services (unaudited)                     90,000         90          3,610                             3,700

Net loss (unaudited)                         -          -              -           (517,061)         (517,061)
                                      -----------  ---------   ------------   -------------     -------------
Balance at September 30, 2004         151,957,898  $ 151,958   $ 21,988,779   $ (16,850,045)    $   5,290,692
(Unaudited)                           ===========  =========   ============   =============     =============






            The accompanying notes are an integral part of these
                    consolidated financial statements.

             Film and Music Entertainment, Inc. and Subsidiaries

                    Consolidated Statements of Cash Flows



                                                               Years Ended             Nine Month Periods Ended
                                                      ---------------------------   -----------------------------
                                                        December       December       September       September
                                                        31, 2003       31, 2002       30, 2004        30, 2003
                                                      ------------   ------------   -------------   -------------
                                                                                     (Unaudited)     (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net loss                                            $(12,626,935)  $    (23,128)  $    (517,061)       (129,554)
  Adjustment to reconcile net loss to net cash
    used in operating activities:
      Depreciation expense                                      92           -              3,769            -
      Gain on extinguishment of debt                       (12,541)          -               -               -
      Common stock issued for services                     116,584           -              3,700         105,393
      Value of consulting services used to pay
        exercise price of options                           30,000           -               -               -
      Fair value of options issued to consultants        1,872,999           -               -               -
      Intrinsic value of options issued to employees    10,475,130           -               -             14,300
  Changes in operating assets and liabilities:
    Other current assets                                      -           (23,891)           -
    Accounts payable                                        12,394           -             18,804          (6,341)
    Accrued expenses                                        21,070           -             47,239          16,202
    Accrued interest                                          -            23,072            -               -
                                                      ------------   ------------   -------------   -------------
Net cash used in operating activities                     (111,207)           (56)       (467,440)           -
                                                      ------------   ------------   -------------   -------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                        (3,330)          -            (32,065)           -
  Payments for film production costs                          -              -           (197,476)           -
  Purchase of real estate                                     -              -           (373,011)           -
  Investment in SMS Musicmaker Ltd.                           -
                                                              -           (48,909)           -
  Increase in restricted cash                                 -              -            (40,518)           -
                                                      ------------   ------------   -------------   -------------
Net cash used in investing activities                       (3,330)          -           (691,979)           -
                                                      ------------   ------------   -------------   -------------

CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds received from Miracle Entertainment             151,616           -              6,347            -
  Proceeds from sale of common stock                          -              -          5,000,000            -
  Proceeds from profit participation obligations            75,000           -            225,000            -
  Proceeds from exercise of options                           -              -                625            -
                                                      ------------   ------------   -------------   -------------
Net cash provided by financing activities                  226,616           -          5,231,972            -
                                                      ------------   ------------   -------------   -------------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                         112,079            (56)      4,072,553            -

CASH AND CASH EQUIVALENTS, Beginning of period                -                56         112,079            -
                                                      ------------   ------------   -------------   -------------
CASH AND CASH EQUIVALENTS, End of period              $    112,079   $       -      $   4,184,632            -
                                                      ============   ============   =============   =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
  INFORMATION:

  Interest paid                                       $       -      $       -      $        -      $        -
                                                      ============   ============   =============   =============
  Income taxes paid                                   $       -      $       -      $        -      $        -
                                                      ============   ============   =============   =============







            The accompanying notes are an integral part of these
                    consolidated financial statements.

Supplemental non-cash investing and financing activities:
--------------------------------------------------------

During the year ended December 31, 2003, the Company issued: 1) 1,347,364 shares of its common stock for the conversion of a note payable and convertible debentures totaling $271,435; 2) 544,120 shares of its common stock for accrued interest and financing costs totaling $72,651; 3) 3,235,000 shares of its common stock for the conversion of accounts payable totaling $389,441; 4) 36,000,000 shares of its common stock for two private real estate companies that contained real estate investments totaling $720,000; 5) 3,575,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $1,788;
6) 3,000,000 shares of its common stock for the exercise of options, the exercise price being paid for services rendered valued at $30,000;
7) 18,347,175 shares of its common stock for all the issued and outstanding share of Celebration Productions, Inc.; and 8) 1,800,000 shares of its common stock for film costs.

Unaudited During the nine months ended September 30, 2004, the Company received furniture and equipment valued at $10,000 from Miracle Entertainment, Inc. as partial payment on a receivable from Miracle Entertainment, Inc.; issued 2,450,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $1,225; and issued 90,000 shares of its common stock for services valued at $3,700.


































            The accompanying notes are an integral part of these
                    consolidated financial statements.

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
       And the Nine Months Ended September 30, 2004 and 2003
                             (unaudited)


Note 1 - Organization and Significant Accounting Policies

     Organization and Line of Business
     ---------------------------------

     Film and Music Entertainment, Inc. ("FAME" or the "Company") is a Nevada Corporation. The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. and focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003, John Daly joined the Board of Directors and became the Company's President. Under his direction the Company re-focused on entertainment and changed its name to Film and Music Entertainment, Inc. The Company has just developed its first feature film and intends to become a leading independent film and television production and distribution company.


     Consolidated Financial Statements
     ---------------------------------

     The accompanying consolidated financial statements include the accounts of the Company, Celebration Productions, Inc.,
     Celebration   Pictures,   Inc., Celebration   International
     Pictures,   Ltd., Myrob Properties, Inc.,   East   Mojave
     Corporation and Harder They Fall International, Ltd.   The
     accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated.


     Interim Financial Statements
     ----------------------------

     The unaudited consolidated financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's consolidated financial position, the consolidated results of their operations, and cash flows for the periods presented. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2004. The accompanying unaudited consolidated financial statements are presented in accordance with the requirements for Form 10-QSB and Article 10 of Regulation S-X and Regulation S-B. Accordingly, they do not include all the disclosures normally required by generally accepted accounting principles.


     Stock Based Compensation
     ------------------------

     SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based
     method    of   accounting   for   stock-based   compensation
     arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in

           Film and Music Entertainment and Subsidiaries
             Notes to Consolidated Financial Statements
           For the Years Ended December 31, 2003 and 2002
        And the Nine Months Ended September 30, 2004 and 2003
                             (unaudited)


     Accounting   Principles Board ("APB") Opinion No.   25,
     "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation issued to employees. For options granted to employees where the exercise price is less than the fair value of the stock at the date of grant, the Company recognizes an expense in accordance with APB 25.
     For   non-employee stock based compensation the Company
     recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to
     transferability a  discount  is  provided   for   lack   of
     tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004 and 2003 (unaudited):

                               Year Ended December 31,       Nine Months Ended September 30,
                            ----------------------------     -------------------------------
                                 2003           2002             2004             2003
                            ------------    ------------     -------------    --------------
                                                              (unaudited)      (unaudited)
Net loss:
  As reported               $(12,626,935)   $    (23,128)    $    (517,061)   $     (129,554)
  Compensation recognized
    under APB 25              10,475,130            -                 -               14,300
  Compensation recognized
    under SFAS 123           (11,039,994)           -                 -              (28,600)
                            ------------    ------------     -------------    --------------
    Pro forma               $(13,191,799)   $    (23,128)    $    (517,061)   $     (143,854)
                            ============    ============     =============    ==============
  Basic and diluted loss
  per common share:
    As reported             $     (0.22)    $      (0.00)    $       (0.00)   $        (0.00)
    Pro forma               $     (0.23)    $      (0.00)    $       (0.00)   $        (0.00)

           Film and Music Entertainment and Subsidiaries
             Notes to Consolidated Financial Statements
           For the Years Ended December 31, 2003 and 2002
       And the Nine Months Ended September 30, 2004 and 2003
                            (unaudited)


    This option valuation model requires input of highly subjective assumptions. Because the options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003: risk-free interest rate of 3.5 %; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 468%; and a weighted average expected life of the option of 4 years. In 2003, the Company recognized an expense of $1,872,999 related to options issued to non-employees.


    Use of Estimates
    ----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. As of December 31, 2003, the Company used estimates in determining the realization of its other receivable and valuation of real estate and other investments. Actual results could differ from these estimates.


    Risks and Uncertainties
    -----------------------

    The business in which the Company engages is significantly competitive. Each of the Company's primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources. The Company competes for relationships with a limited supply of facilities and talented creative personnel to produce its films.


    Fair Value of Financial Instruments
    -----------------------------------

    For certain of the Company's financial instruments, including cash and cash equivalents, other receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.


    Cash and Cash Equivalents
    -------------------------

    For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less, plus all certificates of deposit maturing within one year.

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
        And the Nine Months Ended September 30, 2004 and 2003
                             (unaudited)


     Restricted Cash
     ---------------

     Restricted cash represents an amount on deposit with a financial institution that secures the Company's employee credit cards. Restricted through July 2005.


     Concentration of Credit Risk
     ----------------------------

     Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions which deposits exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. As of September 30, 2004, the Company had balance with one bank amounting $4,116,000.


     Property and Equipment
     ----------------------

     Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

             Computers                3 years
             Automobile               5 years
             Furniture and fixtures   5 years

     Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.


     Real Estate Investments
     -----------------------

     Real estate investments are stated at the lower of cost or net realizable value.


     Investment in SMS Musicmaker Ltd.
     --------------------------------

     The Company is a 50% owner of SMS Musicmaker Ltd, a newly formed United Kingdom company. The Company accounts for this investment on the equity method. As of September 30, 2004, SMS had not commenced operations.

          Film and Music Entertainment and Subsidiaries
            Notes to Consolidated Financial Statements
          For the Years Ended December 31, 2003 and 2002
      And the Nine Months Ended September 30, 2004 and 2003
                           (unaudited)


     Revenue Recognition
     -------------------

     Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video sales are recognized on the date that video units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse.


     Film Costs
     ----------

     Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.


     Impairment of Long-Lived Assets
     -------------------------------

     SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or
     in discontinued operations.   SFAS No. 144 broadens
     the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.


     Income Taxes
     ------------

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

           Film and Music Entertainment and Subsidiaries
             Notes to Consolidated Financial Statements
          For the Years Ended December 31, 2003 and 2002
       And the Nine Months Ended September 30, 2004 and 2003
                            (unaudited)


     Profit Participation Obligations
     --------------------------------

     The Company has received funds from investors to finance specific productions. Generally, the terms of the profit participation obligations provide the investor with a return of their investment plus a percentage of the profits on the specific production financed by the investor. If the production does not generate a profit, the Company is under no obligation to repay the investor.


     Earnings (Loss) Per Share
     -------------------------

     The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings
     (loss) per share is computed by dividing income loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. At December 31, 2003 and September 30, 2004 there were 86,432,000 and 83,919,500 (unaudited) options outstanding that have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive.


     Comprehensive Income
     --------------------

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the years ended December 31, 2003 and 2002, the Company does not have items that represented other comprehensive income and, accordingly, has not included in the consolidated statement of stockholders' equity the change in comprehensive income.


     Recently Issued Accounting Pronouncements
     -----------------------------------------

     In November 2004, the FASB issued SFAS No. 151, entitled Inventory Costs -- An Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, entitled Inventory Pricing [June 1953], to clarify the accounting for "abnormal amounts" of idle facility expense, freight, handling costs, and wasted material [spoilage]. Before revision by SFAS No. 151, the guidance that existed in ARB No. 43 stipulated that these type items may be "so abnormal" that the appropriate accounting treatment would be to expense these costs as incurred [i.e., these costs would
     be current-period  charges].   SFAS No. 151 requires that
     these type  items  be recognized as current-period  charges

              Film and Music Entertainment and Subsidiaries
                Notes to Consolidated Financial Statements
              For the Years Ended December 31, 2003 and 2002
          And the Nine Months Ended September 30, 2004 and 2003
                              (unaudited)


     without regard to whether the "so abnormal"  criterion  has
     been met.   Additionally, SFAS No.  151 requires   that
     allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production
     facilities.   The adoption of SFAS 151 did not impact the
     consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 152, entitled Accounting for Real Estate Time-Sharing Transactions -- An Amendment of FASB Statements No. 66 and 67. SFAS No. 152 amends SFAS No. 66 to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2. SFAS No. 152 also amends SFAS No. 67 to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance of SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS 152 did not impact the consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 153, entitled Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No.29. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 did not impact the consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123 (Revised), entitled Share-Based Payment. This revised Statement eliminates the alternative to use APB Opinion No. 25's intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. For public companies that file as a small business issuer, this Statement is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of SFAS 123 (Revised) will have an impact the consolidated financial statements. If the Statement had been in effect for the year ended December 31, 2003, the Company would have recognized an additional expense of $564,864.


Note 2 - Acquisition

     In October, 2003 the Company purchased all the outstanding stock of Miracle Productions Inc. ("Miracle"), a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK) ("MEI") certain of MEI's current film production and distribution projects. After the acquisition Miracle changed its name to Celebration Productions, Inc. The acquisition price was 18,347,175 shares, as amended, of the Company's common stock and ongoing royalties from the exploitation of Miracle's film
     assets.   The total purchase price was $2,752,076 which
     equals the 18,347,175 shares of the Company's common stock times the market value on the date of acquisition of $0.15 per share. As part of the acquisition agreement, MEI agreed
     to pay the Company, $217,963, as amended.   MEI's historical

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
       And the Nine Months Ended September 30, 2004 and 2003
                              (unaudited)

     cost basis in the film production and distribution projects acquired by the Company through Miracle was $0. The allocation of the purchase price was based on historical cost basis rather than fair market value since Mr. John Daly, who is the Company's Chairman, President and CEO was at the time also the President of MEI. The excess of the purchase price over the historical cost basis of the net assets acquired has been shown as a deemed dividend. The allocation of the purchase price is as follows:

         Receivable from MEI              $   217,963
         Deemed dividend                    2,534,113
                                          -----------
         Purchase price                   $ 2,752,076
                                          ===========

Note 3 - Loan Receivable from Miracle Entertainment, Inc.

     As of December 31, 2003, Miracle Entertainment, Inc. owed the Company, $66,317. This amount was considered a short-term loan, non-interest bearing and unsecured. During June 2004, the Company executed a secured promissory note with Miracle Entertainment Inc. The repayment terms call for two equal payments of $25,000. The first payment is due April 15, 2005. The second payment is due December 15, 2005. The promissory note is non-interest bearing and is secured by 5,000,000 shares of the Company's stock. As of the September 30, 2004 the market value of the Company's stock exceeded the carrying value of the note. Therefore, no write down of the note was deemed necessary.


Note 4 - Property and Equipment

    The cost of property and equipment at December 31, 2003 and September 30, 2004 (unaudited) consisted of the following:


                                             December 31,    September 30,
                                                2003             2004
                                             ------------    -------------
                                                              (unaudited)
         Computers                           $      3,330    $       3,330
         Automobile                                  -              32,065
         Furniture and fixtures                      -              10,000
                                             ------------    -------------
                                                    3,330           45,395
         Less accumulated depreciation                (92)          (3,861)
                                             ------------    -------------
                                             $      3,238    $      41,534
                                             ============    =============

    Depreciation expense for the years ended December 31, 2003 and 2002 was $92 and $0, respectively, and for the nine months ended September 30, 2004 and 2003 was $3,769
    (unaudited) and $0 (unaudited), respectively.

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
        And the Nine Months Ended September 30, 2004 and 2003
                             (unaudited)


Note 5 - Real Estate Investments

     In May, 2003 the Company entered into agreements for the acquisition of two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. The assets acquired with these two private companies consisted of real estate located in California and Arizona. The other assets and liabilities of these private companies were insignificant. In connection with these transactions, the Company issued a total of 36,000,000 shares of common stock to acquire these two private companies. The Company has valued the real estate assets acquired in these transactions at the value of the 36,000,000 shares of the Company's common stock on the transaction date of $0.02 per share or $720,000. During the nine months ended September 30, 2004, the Company purchased the un-owned percentage of a parcel previously owned for $373,001 (unaudited).


Note 6 - Stockholders' Equity

     Common stock

     During the year ended December 31, 2003, the Company has the following transactions in its common stock:

     * issued 7,078,689 share of its common stock for services valued at $116,584. The value was determined based on the market price of the Company's stock at the date of grant;

     * issued 1,347,364 shares of its common stock for the conversion of a note payable and convertible debentures totaling$271,435;

     * issued 544,120 shares of its common stock for accrued interest and financing costs totaling $72,651;

     * issued 3,235,000 shares of its common stock for the conversion of accounts payable totaling $389,441;

     * issued 36,000,000 shares of its common stock for two private real estate companies that contained real estate investments totaling $720,000. The value was determined based on the market price of the Company's stock at the date of acquisition;

     * issued 3,575,000 shares of its common stock for the exercise of stock options. The exercise price was paid by reducing accrued expenses by $1,788;

     * issued 3,000,000 shares of its common stock for the exercise of stock options. The exercise price was paid for consulting services valued at $30,000;

     * issued 18,347,175 shares of its common stock for all the issued and outstanding share of Celebration Production, Inc. The value of $2,752,076 was based on the market price of the Company's stock at the transaction date; and

     * issued 1,800,000 shares of its common stock for film costs. The value of $75,000 was based on the market price of the Company's stock at the transaction date.

     During the nine months ended September 30, 2004, the Company has the following transactions in its common stock
     (unaudited):

     * issued 50,000,000 shares of its common stock for cash in the amount of $5,000,000;

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
        And the Nine Months Ended September 30, 2004 and 2003
                              (unaudited)


     * issued 2,450,000 shares of its common stock in the exercise of stock options. The exercise price was paid by reducing accrued expenses by $1,225;
     * issued 62,500 shares of its common stock in the exercise of stock options. The exercise price was paid in cash in the amount of $625; and
     * issued 90,000 shares of its common stock for services rendered valued at $3,700.


     Options

     The following table summarizes the options outstanding:


                                                            Weighted
                                                             Average
                                                            Exercise
                                             Options          Price
                                          -----------     ------------
Balance, December 31, 2002                       -        $      -
  Granted                                  93,007,000     $     0.0071
  Exercised                                (6,575,000)    $     0.0048
                                          -----------
Balance, December 31, 2003                 86,432,000     $     0.0072
  Exercised (unaudited)                    (2,512,500)    $     0.007
                                          -----------
Balance, September 30, 2004 (unaudited)    83,919,500     $     0.0074
                                          ===========
Exercisable, December 31, 2003             86,432,000     $     0.0072
                                          ===========


     The weighted average remaining contractual life of options outstanding is 3.69 years at December 31, 2003. The exercise price for the options outstanding at December 31, 2003 were as follows:

                       Number of       Exercise
                        Options         Price
                      ----------       --------
                      25,025,000       $ 0.005
                      61,407,000       $ 0.0100
                      ----------
                      86,432,000
                      ==========

     Compensation expense was recognized as a result of the issuance of stock options issued to employees of the Company of $10,475,130 for the year ended December 31, 2003.

     For options granted during the year ended December 31, 2003 where the exercise price was less than the stock price at the date of the grant, the weighted-average fair value of such options was $0.1388 and the weighted-average exercise price of such options was $0.0071. No options were granted during the year ended December 31, 2003, where the exercise price was less than the stock price at the date of the grant or the exercise price was equal to the stock price at the date of grant.

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
       And the Nine Months Ended September 30, 2004 and 2003
                              (unaudited)



Note 7 - Commitments and Contingencies

    Litigation
    ----------

    In the ordinary course of business, the Company is generally subject to claims, complaints, and legal actions. At December 31, 2003, management believes that the Company is not a party to any action which would have a material impact on its financial condition, operations, or cash flows.

    Miracle Entertainment, Inc. et. al v. Filmstar Releasing
    --------------------------------------------------------
    Corporation et. al., Los Angeles Superior Court, Case No.
    -------------------
    BC302233   This is a complaint for unlawful conversion, breach
    of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously
    contracted     to raise funds for productions sponsored by Miracle
    Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

    It alleged that the funds had been raised and provided to the plaintiffs and counterclaim defendants, who had unlawfully diverted them to their own use and failed to produce the promised films. Both the complaint and the counter-claim demand approximately $8 million in damages.

    The Company never had a contractual relationship with any of the cross-complainants and asserts that no facts exist to support any cause of action asserted by cross-complainants. The Company moved to dismiss the cross-complaint and moved to strike all references to punitive damages. The dismissal was granted by the Court with leave to amend. The Court also sustained the dismissal without leave to amend as to the civil conspiracy cause of action.

    On or about November 1, 2004, Filmstar, Denise Gentile and Jon Gentile filed a second amended cross-complaint alleging the same causes of action as before. Again the Company moved to dismiss and filed a motion to strike punitive damages claims. The hearing is set for January 3, 2005.

    The parties are now engaged in pre-trial discovery.   The Court
    sent the case to mediation to be completed by March 2005. The post-mediation conference is set for March 3, 2005. The final status conference is set for May 13, 2005; trial-May 23, 2005.

    Carol Lefko v. Film and Music Entertainment, Inc., Celebration
    -------------------------------------------------------------
    Pictures,Inc., John Daly and Peter Beale, Los Angeles Superior
    ----------------------------------------
    Court, Case No. BC318753. This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. The plaintiff alleges that she performed the services but was not paid and is owed $12,000 for breach of contract plus $60,000 for "waiting time." The defendants have answered denying any liability, that no contract existed and that no services could have been rendered to the Company since the film never went into pre-production. The Company is informed and believes that Kevin Lewis and Peter Beale, in their individual capacity, were to be co-producers of the film "Host." Mr. Lewis was also to be the director of the film and that any agreement with plaintiff is between plaintiff and Mr. Lewis. The Company maintains that no contract exists between Ms. Lefko and either FAME or Celebration or both. The Company maintains that Ms. Lefko has never been employed by any of these entities, as indicated by Company records and that neither the Company nor Celebration Pictures, Inc. ever hired any casting director.

    All the Defendants except Beale filed their general denial with affirmative defenses on September 1, 2004. Film And Music responded to plaintiff's first set of written discovery. The Court ordered the case into mediation to be completed by February 28, 2005. The post-mediation date is March 4, 2005. The final status conference is set for July 5, 2005; trial - July 13, 2005.

    Leases
    ------

    The Company leases its corporate office under a non-cancelable operating lease that expires in February 2006.

    Future minimum lease payments applicable to non-cancelable operating leases as of December 31, 2003, are as follows:

                                       Operating
                                        Leases
                                       ---------
         Year ending December 31,
            2004                       $  75,138
            2005                          85,404
            2006                          15,569
                                       ---------
         Net Minimum Lease Payments    $ 176,111
                                       =========


    The Company incurred rent expense of $20,206 and $0 for the years ended December 31, 2003 and 2002, respectively and $52,016 (unaudited) and $0 (unaudited) for the nine months ended September 30, 2004 and 2003, respectively.

            Film and Music Entertainment and Subsidiaries
              Notes to Consolidated Financial Statements
            For the Years Ended December 31, 2003 and 2002
       And the Nine Months Ended September 30, 2004 and 2003
                              (unaudited)


    Note 8 - Income Taxes

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 are as follows:

     Deferred tax assets:

          Federal net operating loss         $    473,000
          State net operating loss                 42,000
                                             ------------
     Total deferred tax assets                    515,000
          Less valuation allowance               (515,000)
                                             ------------
                                             $   --
                                             ============

    At December 31, 2003, the Company had federal and state net operating loss ("NOL") carryforwards of approximately $1,390,000 and $700,000, respectively. Federal NOLs could, if unused, expire in varying amounts in the years 2014 through 2018.
    State NOLs, if unused, could expire in varying amounts from 2014 through 2018.


    The valuation allowance increased by $100,000 and $8,000 during 2003 and 2002, respectively. The Company has provided a 100% valuation allowance on the deferred tax assets at December 31, 2003 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

    The reconciliation of the effective income tax rate to the federal statutory rate for the years ended December 31, 2003 and 2002 is as follows:

                                               2003          2002
                                             -------       -------
     Federal income tax rate                  (34.0%)       (34.0%)
     State tax, net of federal benefit          6.0%)        (6.0%)
     Value of below market options/warrants    39.1%          0.0%
     Increase in valuation allowance            0.9%         40.0%
                                             -------        ------
     Effective income tax rate                  0.0%          0.0%
                                             =======        ======


Note 9 - Subsequent Events (unaudited)

     On November 16, 2004, the Company settled a dispute with a stockholder whereby the stockholder agreed to surrender to the Company 13,500,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights it has in certain real estate located in Riverside, California that the Company has recorded on its books at $180,000. In the fourth quarter of 2004, the Company will remove the real estate investment of $180,000 from its books and cancel 13,500,000 shares of its common stock. No gain or loss will be recognized as a result of this settlement.


     On February 3, 2005, the Company entered into an agreement with a stockholder whereby the stockholder agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights it has to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company the Company has recorded on its books at $264,000. In the first quarter of 2005, the Company will remove the real Estate investment of $264,000 from its books and cancel 15,750,000 Shares of its common stock. No gain or loss will be recognized as a result of this agreement.

                               PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Form 10-SB, as exhibits:

3.1       Articles of Incorporation

3.2 Certificate of Amendment of Articles of Incorporation of Imporex Investments, Corp.

3.3       Certificate of Amendment of Articles of Incorporation of
          DVBS, Inc.

3.4       Certificate of Amendment of Articles of Incorporation of
          Pervasys, Inc.

3.5       Bylaws

10.1      Contracts

10.1.1 Stock Swap Agreement dated May 21, 2003 for acquisition of Myrob Properties, Inc.

10.1.2 Stock Swap Agreement dated May 21, 2003 for acquisition of East Mojave Corporation.

10.1.3 Stock Purchase Agreement dated October 27, 2003 for acquisition of Miracle Productions, Inc.

10.1.4 Stock Purchase Agreement dated May 4, 2004 for issuance of shares to Lesteron, Ltd.

10.1.5    John Daly Voting Trust dated May 23, 2003 for
          18,000,000 options

10.1.6 Real Estate Purchase Agreement dated September 22, 2003 for Purchase of 1120 Acres of land, San Bernadino County by Myrob Properties, Inc,

10.1.7    License Agreement dated October 27, 2003 between The
          Company and Western Media Group Corporation for F.E.L.I.X technology.

10.1.8 Voting Trust dated October 21, 2003, covering options on 18,000,000 shares of Common Stock issued to John Daly.

10.1.9 Voting Trust dated October 21, 2003, covering options on 25,000,000 shares of Common Stock issued to John Daly.

10.1.10   Assignment Agreement to Celebration International
          Pictures, Ltd. dated August 23,2004 of rights to "The
          Aryan Couple."

10.1.11   Literary Purchase Agreement dated December 23, 2003 for
          "The Harder they Fall."

10.1.12 Voting Trust dated May 21, 2003 covering 18,000,000 shares of Common Stock issued to Satish Patel

10.1.13 Voting Trust dated May 21, 2003 covering 9,000,000 shares of Common Stock issued to Michel Meyer

10.1.14 Voting Trust dated May 21, 2003 covering 18,000,000 shares of Common Stock issued to Criscione family trust.

10.1.15 Voting Trust dated May 23, 2003 covering 1,600,000 shares of Common Stock issued to Lawrence Lotman.

10.1.16 Voting Trust dated October 31, 2003 covering 10,000,000 shares of Common Stock issued to John Daly

10.1.17 Sublease of space, 5670 Wilshire Blvd, Los Angeles, CA dated October 28, 2003

10.1.18 Agreement dated October 27, 2003 between the Company and Michael Myers and Michael Criscione to produce pictures.

10.1.19   Settlement Agreement dated May 12, 2004 with Miracle
          Entertainment.

10.1.20 Settlement Agreement dated November 16, 2004 between the Company and Michael Criscione.

10.1.21   Producer/Distributor Agreement dated ______, 200___ "At
          First Dawn"  (*)

10.1.22   Producer/Distributor Agreement dated July 25, 2003
          "Tournament of Dreams"

10.1.23   Producer/Distributor Agreement dated November 12, 2002
          "Petersburg-Cannes Express"

10.2.1    Employment Agreement dated May 23, 2003 with John Daly

10.2.2    Stock Option Agreement dated May 23, 2003 with John
          Daly

10.2.3    Employment Agreement dated May 23, 2003 with Lawrence
          Lotman

10.2.4    Stock Option agreement dated May 23, 2003 with Lawrence
          Lotman

10.2.5    Employment Agreement dated May 23, 2003 with Satish
          Patel

10.2.6    Stock Option agreement dated May 23, 2003 with Michael
          Meyer

10.2.7    Employment Agreement dated May 23, 2003 with Michael
          Meyer

10.2.8    Employment Loanout Agreement dated July 1, 2004 between
          Film & Music Entertainment, Inc. and Red Giants
          Productions, Inc.

10.2.9    Employment Agreement dated May 23, 2003 with Michael
          Criscione

99.1      Correspondence from former accountants (*)


                         SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Film and Music Entertainment, Inc., has duly caused this Registration Statement On Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on February 14, 2005.

                                Film and Music Entertainment, Inc.,
                                a Nevada corporation


                                By: /s/John Daly
                                   --------------------------------
                                             John Daly
                                Its:    Chairman, President and CEO


* To be filed by amendment